

Mail Stop 3561

July 6, 2017

Via E-mail
Aurora Fiorin
President
Soldino Group Corp
Via Busco, 4, Spresiano, Treviso
31027 Italy

    Re: Soldino Group Corp
            Registration Statement on Form S-1
            Filed June 14, 2017
            File No. 333-218733

Dear Ms. Fiorin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary of Soldino Group Corp, page 5

2. Please revise here and elsewhere as appropriate to provide the basis for the statement that "[o]ur competitive advantage is that we offer a high quality product, while maintaining reasonable prices." We note that the company appears to have limited revenues from the sale of work wear.

3. We note the disclosure on page 5 that the agreement with Andrea Dini Massimo E C Srl provides for a minimum payment of at least $7,800. Please reconcile with the agreement filed as Exhibit 10.5, which reflects the minimum as $8,000.

Risk Factors, page 7

4. Please add a risk factor regarding the going concern in the auditor's opinion.

Use of Proceeds, page 12

5. Please revise to explain the numbers in parentheses in this table and in the table on page 16.

6. We note the disclosure in this section that these are only estimated costs and the risk factor on page 8. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 12

Plan of Operation, page 14

7. Please reconcile the disclosure on page 14 that you have not generated any revenues with the disclosure in the summary indicating limited revenues from the two sales contracts.

Dilution, page 16

8. The shares outstanding as it relates to the sale of 75%, 50%, and 25% of shares in this offering do not appear to mathematically represent the shares to be issued under each of these scenarios when added to the 3,500,000 shares outstanding as of April 30, 2017. Please clarify or revise.

Description of Business, page 18

Sales and Marketing, page 19

9. Please revise to clarify whether any product has been delivered to the customers under the sales agreements.

Sales Distribution Agreement and equipment purchase agreement with our suppliers, page 19

10. We note the minimum annual sales requirement of $10,000 during the first two years of the term. We are unable to locate this minimum annual sale requirement or the two year

term in the agreement filed as Exhibit 10.4. Please revise or advise. In addition, in the Plan of Operation discussion, clarify how the company intends to meet this sales requirement. Also address in the Plan of Operation section the company's alternatives if it does not reach the minimum annual sales requirement of $10,000 within the first two years.

Security Ownership of Certain Beneficial Owners and Management, page 24

11. Please update this table to the nearest practicable date. Update similar disclosure elsewhere in the filing, such as the summary.

Interests of Named Experts and Counsel, page 27

12. Instruction 1 to Item 509 of Regulation S-K references $50,000, not $90,000. Please revise.

Legal Matters, page 27

13. Please reconcile the law firm here and in the exhibit list with the legality opinion filed as Exhibit 5.1.

Report of Independent Registered Public Accounting Firm, page F-1

14. The first paragraph of your auditor's report states your statements of operations, changes in stockholder's equity (deficit), and cash flows for the period from January 25, 2017 (inception) to December 31, 2017 have been audited. This does not appear to be consistent with the financial statements provided in the filing. Please advise your independent registered public accounting firm to revise their audit report to properly identify the period of the financial statements covered by the report. Please refer to AU 508 and Rule 2-02 of Regulation S-X for further guidance.

Exhibits

Exhibit 5.1

15. Please file a signed legal opinion.

Exhibit 23.1

16. Please advise your independent registered public accounting firm to consent to use of their name in the registration statement under the heading "Experts" on page 27.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Benjamin L. Bunker, Esq.
     The Bunker Law Group, PLLC